Securities and Exchange Commission

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Renaissance Learning, Inc.

-------------------------------------

(Name of Issuer)

Common Stock, $.01 par value

---------------------------------------

(Title of Class of Securities)

75968L105

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(CUSIP Number)

December 31, 2005

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 75968L105

1.

NAME OF REPORTING PERSON

Steven C. Bell

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [   ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

1,584,985*

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

1,584,985*

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,584,985*

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.11%*

12.

TYPE OF REPORTING PERSON

IN

________________________

* Includes shares beneficially held by Tahoe Trust Company, a Nevada corporation chartered as a trust of which Mr. Bell is the Chairman and Treasurer and beneficially owns 50% of in outstanding securities.  Also included are shares beneficially owned by WoodTrust Asset Management, N.A., a national banking association of which Mr. Bell is the Chairman and majority shareholder.

Schedule 13G

ITEM 1(a).

NAME OF ISSUER

Renaissance Learning, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2911 Peach Street

Wisconsin Rapids, Wisconsin  54995-8036

ITEM 2(a).

NAME OF PERSON FILING

Steven C. Bell

ITEM 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

181 2nd Street South

P.O. Box 8000

Wisconsin Rapids, WI  54495-8000

ITEM 2(c).

CITIZENSHIP

U.S.A.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES

Common Stock, $.01 par value

ITEM 2(e).

CUSIP NUMBER

75968L105

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)

[   ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)

[   ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

[   ]

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

[   ]

Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

[   ]

An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);

(f)

[   ]

An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);

(g)

[   ]

A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);

(h)

[   ]

A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[   ]

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[   ]

Group, in accordance with Section 13d-1(b)(1)(ii)(J).

ITEM 4.

OWNERSHIP

(a)

Amount beneficially owned:  1,584,985*

(b)

Percent of class:  5.11%

(c)

Number of Shares as to which such person has:

(i)

sole power to vote or to direct the vote:  1,584,985*

(ii)

shared power to vote or to direct the vote:  N/A

(iii)

sole power to dispose or to direct the disposition of: 1,584,985*

(iv)

shared power to dispose or to direct the disposition of:  N/A

* Includes 1,390,197 shares of common stock of Renaissance Learning, Inc., $0.01 par value per share (“Common Stock”), beneficially held by Tahoe Trust Company (“Tahoe”), a Nevada corporation chartered as a trust of which Mr. Bell is the Chairman and Treasurer and beneficially owns 50% of its outstanding securities.  Tahoe has been granted discretionary voting and/or dispositive power over these shares of Common Stock, which Common Stock is held for the benefit of Tahoe’s clients.  Any and all discretionary authority that has been delegated to Tahoe may be revoked in whole or in part at any time.  As a result of his position with and ownership of securities of Tahoe, Mr. Bell could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Tahoe.

Also includes 172,413 shares of Common Stock beneficially owned by WoodTrust Asset Management, N.A. (“WoodTrust”), a national banking association organized under the statutes of the United States, located in Wisconsin Rapids, Wisconsin, of which Mr. Bell is the Chairman and majority shareholder. WoodTrust has been granted discretionary voting and/or dispositive power over these shares of Common Stock, which Common Stock is held for the benefit of WoodTrust's clients.  Any and all discretionary authority which has been delegated to WoodTrust may be revoked in whole or in part at any time.  As a result of his position with and ownership of securities of WoodTrust, Mr. Bell could be deemed to have voting and/or investment power with respect to the shares beneficially owned by WoodTrust.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

N/A

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Refer to footnote in Item 4, above.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

N/A

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.

CERTIFICATIONS

By signing below I (i) certify that, to the best of my knowledge and belief, the securities reported herein were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares reported herein as beneficially owned by Mr. Bell for his individual account and not as a result of his position with and ownership of securities of Tahoe and WoodTrust—of which the number is less than 1%).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2006

/s/ Steven C. Bell

Steven C. Bell

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